UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation Crowdfunding

under the Securities Act of 1933

Date of Report: August 6, 2025

Exact name of issuer as specified in its charter:

Graze Inc.

Title of each class of securities issued pursuant to Regulation Crowdfunding:

Common Stock

ITEM 6. DEPARTURE OF OFFICERS, DIRECTORS OR CERTAIN KEY PERSONNEL

Effective as of July 1, 2025, Mr. John Vlay, Director, has resigned from the Board of Directors of Graze, Inc (the “Company” or “Graze”). This resignation was submitted following the Company’s execution of an Assignment for the Benefit of Creditors (“ABC”).

Mr. Vlay continues to cooperate fully in the transition and has agreed to make himself available to the Assignee to support an orderly handoff of responsibilities and institutional knowledge.

Ms. Inting will remain as a Director for the limited purpose of performing the following functions on behalf of Graze, Inc.:

1.

Preparing and submitting regulatory filings to the U.S. Securities and Exchange Commission (SEC), including but not limited to Form 1-U, Form C-TR, and any other required disclosures under Regulation CF or Regulation A;

2.	Communicating with investors, regulators, and other stakeholders in connection with the Company’s historical operations and ongoing wind-down;

3.	Responding to inquiries related to the internal investigation disclosed on July 11, 2025, and any related or follow-up matters;

4.	Managing legal and procedural matters arising from the involuntary bankruptcy petition filed against the Company in the United States Bankruptcy Court, including, without limitation:

	○	Engaging and directing legal counsel to represent the Company in connection with the petition;

	○	Providing counsel with relevant information and support needed to prepare motions, pleadings, and other court documents;

	○	Coordinating with the Assignee and other professionals as needed throughout the course of the proceedings.

Item 8. Other Events

On July 11, 2025, the Board of Directors disclosed an internal investigation to shareholders.

Following a third-party submission, the Company was made aware that Ms. Ellen Bruno, who held a senior operational role purportedly as Chief of Staff under Mr. Logan Fahey’s tenure as CEO, has a prior criminal history. Public court records indicate that in 2011, Ms. Bruno pled guilty in Cuyahoga County, Ohio, to three (3) counts of aggravated theft and eight (8) counts of forgery. She was sentenced to five (5) years of incarceration. To the Board’s knowledge, this information was not ever disclosed to other officers, its Board of Directors, or its shareholders at any point during her tenure.

As Chief of Staff, Ms. Bruno held executive access to Company bank accounts, corporate credit cards, and investor funds.

Based on publicly available information, Ms. Bruno was previously employed by Mr. Fahey Franz at Bloom Artisan Bakery & Cafe, a social enterprise that sought to employ individuals with barriers to employment, namely those with criminal records. Given this, the Board believes that it is reasonably likely that Mr. Fahey Franz was aware of Ms. Bruno’s felony convictions before hiring her into a position with executive access to Company bank accounts, credit cards, and investor funds.

While the Company acknowledges that Ms. Bruno’s 2011 conviction technically falls outside the ten-year SEC reporting window, the Board believes that withholding this information is not in the spirit of the disclosure rules and the broader fiduciary duty to protect shareholders. This concern is compounded by credible issues that have since emerged regarding Ms. Bruno’s handling of Company resources during her tenure. These concerns have been disclosed to shareholders in the Board’s report dated July 11, 2025.

The Company will provide updates as warranted.

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Signature

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Graze Inc.

By: Valeri Inting
Title: Director
Date: Aug 6, 2025

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